Exhibit 99.1

Ballard launches Fleet360 services for new North American FCmove®-HD+ fleets at APTA EXPO 2026

End-to-end service program combines fuel cell module performance guarantee with committed service response and resolution times, to enable transit operators to plan maintenance and fuel cell lifecycle costs.

CHICAGO, Oct. 1, 2026 /CNW/ -- Ballard Power Systems is launching the first-of-its-kind fuel cell lifecycle programme – Ballard Fleet360 – at APTA TRANSform & EXPO 2026 in Chicago.

Available with new FCmove®-HD+ module sales in North America, the program connects intelligent fuel cell data, tailored technical support, parts assurance, technician training and refurbishment options. Fleet360's FCcare+ coverage package provides a fuel cell module performance guarantee for power output up to 250,000 miles of fuel cell operation.

"Transit operators want confidence in how their fuel cells perform today and as their fleets age," said Ralph Robinett, Chief Operating Officer of Ballard. "With Fleet360, we are backing our technology with a defined performance guarantee, supported by the information, parts and technical support maintenance teams need. This capability gives customers a clearer basis for planning fuel cell maintenance and lifecycle budgets, with performance commitments from Ballard."

Turning fuel cell data into maintenance decisions

At the center of Fleet360 is FCpulse, Ballard's digital platform for visibility into fuel cell health, performance and service-part trends. Its state of health dashboard helps maintenance teams proactively identify modules needing attention, prioritise investigations and prepare workshop resources. Its data visualizer access supports deeper technical investigation, while quarterly performance reports inform service and lifecycle planning.

Defined guarantees for module performance

The FCcare service package combines full parts coverage with commitments for response, spare part delivery and resolution, alongside FCpulse state of health dashboard access. The FCcare+ package adds a fuel cell module performance guarantee for power output power up to 250,000 miles of fuel cell operation. Guarantees and service commitments are defined by the package and agreement selected. Core+ refurbishment, Ballard Academy training and the full version of FCpulse are available alongside either package.

Service support built around fleet operations

The program is supported by Ballard's Remote Operations Centre in Vancouver, which coordinates triage, diagnostics and engineering escalation, together with expanded field service capability and US parts inventory in Bend, Oregon. The Ballard Academy builds customers' in-house maintenance capability and diagnostic skills, while Core+ connects stack condition assessment with refurbishment planning.

"Data creates value when it helps a maintenance team decide what to do next," Robinett added. "By connecting FCpulse insights with parts support, technical expertise and refurbishment planning, we can help operators prepare for maintenance and budget for the fuel cell module over its life. Our role is to give their teams the information and practical support to make those decisions with greater confidence."

Ballard Fleet360 fuel cell lifecycle program

Fleet360 builds on Ballard's experience across more than 186 million miles (300 million kilometers) of operational service and more than 3,000 fuel cell engines on the road. Today, Ballard has deployed nearly 330 fuel cell buses across North America, including over 225 buses in California and a fleet of more than 30 in Nevada.

Together, the market-leading FCmove® range of fuel cell engines and Ballard Fleet360 demonstrate Ballard's focus on the complete customer journey – from vehicle integration and deployment to reliable operation throughout the fleet lifecycle.

Ballard's presence at APTA EXPO 2026 also comes just weeks after the completion of its acquisition of GeoPura. The acquisition broadens Ballard's capabilities beyond fuel cell engines to include hydrogen production, logistics, refueling, and integrated Energy-as-a-Service solutions. These expanded capabilities strengthen Ballard's ability to support customers with the technology, services, and hydrogen solutions needed to deploy and operate zero-emission fleets at scale.

Meet Ballard at APTA EXPO 2026

Transit operators and bus manufacturers can meet Ballard's team at APTA EXPO 2026 to discuss Fleet360 coverage and service options. Visit us at Booth 462 from October 5-7.

About Ballard

Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) is a global leader in zero-emission hydrogen energy solutions and an integrated Energy-as-a-Service (EaaS) provider. Together, with its wholly owned subsidiary, GeoPura Ltd., Ballard delivers turnkey, vertically integrated hydrogen ecosystem solutions spanning hydrogen production, logistics, refuelling, zero-emission fuel cell engines, and stationary Hydrogen Power Units.

Ballard powers critical off-grid, stationary applications - including construction, events, film sets, healthcare, defense, temporary power infrastructure, and supplies fuel cell engines for heavy-duty mobility applications such as bus, rail, and marine. With an EaaS model, combined with cutting-edge technology across the hydrogen value chain, Ballard decarbonizes mission-critical operations worldwide. To learn more about Ballard, visit www.ballard.com.

Further Information

Sumit Kundu – Investor Relations, +1.604.360.3517 or investors@ballard.com

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 21:30e 01-OCT-26